August 14, 2019

Nickolas Tabraue
President
Earth Science Tech, Inc.
8000 NW 31st Street, Unit 19
Doral, FL 33122

       Re: Earth Science Tech, Inc.
           Amendment No. 4 to
           Registration Statement on Form S-1
           Filed August 12, 2019
           File No. 333-230543

Dear Mr. Tabraue:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2019 letter.

Amendment No. 4 to Registration Statement on Form S-1 filed August 12, 2019

General

1. We note that the Receiver was tasked by the court to take charge of the estate and do all acts "that may be necessary for the final settlement of the unfinished business of the corporation." This suggests that winding down the affairs of the company is the primary goal of the Receiver. However, the order and S-1 also contemplate stock issuances, a reorganization, emerging from receivership and other possible outcomes. Do you seek to undertake a reorganization or other arrangement to continue the existence and operations of the registrant, instead of winding down the affairs of the company? If yes, please explain in your disclosure why such activities comply with the court order to finalize
 Nickolas Tabraue
Earth Science Tech, Inc.
August 14, 2019
Page 2
         settlement of the unfinished business of the corporation. In addition, revise the cover page to so state and identify in the summary the principal factors you will consider in determining whether to undertake a reorganization, emergence from receivership or other action in lieu of settlement of the unfinished business of the company. Also disclose what procedures you will follow. For example, would a reorganization or other arrangement require seeking court approval? How and when would disclosure of a reorganization be provided to shareholders and investors? If you do not seek to undertake such actions under the current court order please clarify why you are seeking to complete an equity line financing in connection with the winding down of the company's affairs and final settlement of unfinished business.
       You may contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any questions.



                                                               Sincerely,
FirstName LastNameNickolas Tabraue
                                                               Division of
Corporation Finance
Comapany NameEarth Science Tech, Inc.
                                                               Office of
Beverages, Apparel and
August 14, 2019 Page 2                                         Mining
FirstName LastName